UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
_________________________

Date of Report: August 13, 2020

Commission file number 1-32479
_________________________

TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay LNG Partners L.P. dated August 13, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its general partner
Date: August 13, 2020	By:	/s/ Angelique Burgess
Angelique Burgess Secretary

TEEKAY LNG PARTNERS REPORTS RECORD
SECOND QUARTER 2020 RESULTS
Highlights

•	GAAP net income attributable to the partners and preferred unitholders of $44.9 million and GAAP net income per common unit of $0.46 in the second quarter of 2020.

•
Adjusted net income(1) attributable to the partners and preferred unitholders of $62.6 million and adjusted net income per common unit of $0.67 in the second quarter of 2020 (excluding other items listed in Appendix A to this release).

•	Total adjusted EBITDA(1) of $192.3 million in the second quarter of 2020, representing another quarterly record and up nearly 19 percent from the same quarter of the prior year.

•	Eighth consecutive quarterly increase in total adjusted EBITDA(1).

•	Fixed-rate charters performing as expected; reaffirming 2020 financial guidance(2).
Hamilton, Bermuda, August 13, 2020 – Teekay GP L.L.C., the general partner (the General Partner) of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP), today reported the Partnership’s results for the quarter ended June 30, 2020.
Consolidated Financial Summary

	Three Months Ended
	June 30, 2020	March 31, 2020	June 30, 2019
(in thousands of U.S. Dollars, except per unit data)	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Voyage revenues	148,205	139,887	153,060
Income from vessel operations	69,589	21,738	74,677
Equity income	32,155	373	1,738
Net income (loss) attributable to the partners and preferred unitholders	44,934	(32,994)	16,435
Limited partners’ interest in net income per common unit	0.46	(0.50)	0.12
NON-GAAP FINANCIAL COMPARISON
Total adjusted revenues(1)	254,001	244,268	221,926
Total adjusted EBITDA(1)	192,340	188,388	162,069
Distributable cash flow (DCF)(1)	83,170	74,877	56,330
Adjusted net income attributable to the partners and preferred unitholders(1)	62,643	52,236	34,435
Limited partners’ interest in adjusted net income per common unit	0.67	0.58	0.35

(1)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

(2) The previously provided 2020 Guidance Range for Earnings per unit has been recalibrated to account for the timing of the issuance of new units to Teekay Corporation in exchange for eliminating its Incentive Distribution Rights.

Teekay LNG Partners L.P. Investor Relations Tel: +1 604 844-6654 www.teekaylng.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Second Quarter of 2020 Compared to Second Quarter of 2019

GAAP net income and non-GAAP adjusted net income attributable to the partners and preferred unitholders were positively impacted for the three months ended June 30, 2020, compared to the same quarter of the prior year, by: earnings from six liquefied natural gas (LNG) carrier newbuildings which delivered into the Partnership’s consolidated fleet and equity-accounted joint ventures last year; fewer dry docking and repair off-hire days; and higher earnings by certain of the Partnership's joint ventures as their individual projects commenced or certain of their vessels commenced charters at, or earned, higher rates. These increases were partially offset by a reduction in earnings upon the sales of two LNG carriers in January 2020, and an oil tanker in October 2019.

Second Quarter of 2020 Compared to First Quarter of 2020

GAAP net income and non-GAAP adjusted net income attributable to the partners and preferred unitholders were positively impacted for the three months ended June 30, 2020, compared to the three months ended March 31, 2020, by a reduction in operational performance claims; higher earnings in one of the Partnership's joint ventures due to higher LPG rates; and a decrease in income tax expense. These decreases were partially offset by an increase in vessel operating expenses due to the timing of repairs and maintenance and an increase in general and administrative expenses due to additional professional fees incurred in the second quarter of 2020. In addition, GAAP net income was higher in the second quarter of 2020 as a result of a write-down recorded in the first quarter of 2020 and decreases in unrealized losses on non-designated derivative instruments and credit loss provision adjustments in the second quarter of 2020, including within the Partnership's equity-accounted joint ventures. These increases were partially offset by unrealized foreign currency exchange losses incurred in the second quarter of 2020 as compared to gains in the first quarter of 2020.
CEO Commentary

“We are pleased to report that this was another record quarter for Teekay LNG,” commented Mark Kremin, President and Chief Executive Officer of Teekay Gas Group Ltd. “While COVID-19 continues to have an unprecedented impact on the world and is a major focus for us, we have been able to fully service our charter contracts and have continued to receive contracted cash flows from our high quality customers. As a result of the pandemic, the overall maritime industry has experienced significant challenges related to crew changes, but I am pleased to report that we have safely changed-out a number of crew members on all of our vessels. We continue to work hard with both the industry and inter-governmental organizations to tackle this challenge and bring our remaining overdue colleagues home safely as soon as possible. I am truly proud of how our seafarers and onshore colleagues have responded to ensure safe and successful transitions with no reported COVID-19 cases, while providing uninterrupted service to our customers.”

Mr. Kremin continued, “Following the completion of our growth program late last year, our focus has been primarily on delevering our balance sheet, which also reduces interest costs, and maximizing our fleet utilization, which provides us with stable, predictable cash flows. This focus, in combination with consistent operational performance and competitive costs, driven by our economies of scale, has resulted in record Adjusted Net Income(1) and Total Adjusted EBITDA(1) for Teekay LNG this quarter.”

Mr. Kremin continued, “Our LNG fleet is fully-fixed for the remainder of 2020 and 94 percent fixed for 2021, largely insulating Teekay LNG from the current weak short-term LNG shipping market.  Furthermore, all of our charter contracts are currently operating in-line with our expectations, which allows us to reaffirm our previously provided financial guidance for 2020.”

(1)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

Summary of Recent Events

In July 2020, the Partnership entered into a new commercial management agreement with the current manager of its seven wholly-owned multi-gas vessels. The new agreement has a two-year term effective September 2020 and is in direct continuation of the expiry of the current commercial management agreement.

In May 2020, Teekay Corporation and the Partnership eliminated all of the Partnership's incentive distribution rights held by the General Partner in exchange for 10.75 million newly-issued common units. Following the completion of this transaction on May 11, 2020, Teekay Corporation now beneficially owns approximately 36 million of the Partnership's common units and remains the sole owner of the General Partner, which together represents an economic interest of approximately 42 percent in the Partnership.

In May 2020, on maturity, the Partnership repaid its 1 billion Norwegian Krone (NOK) -denominated bonds and the associated cross currency swap arrangement. This repayment amounted to $111 million, net of $23 million of cash collateral released on the associated cross currency swap.

In May 2020, the Partnership's 52 percent-owned joint venture with Marubeni Corporation (the MALT Joint Venture) chartered the Marib Spirit to an international trading company for a period of six months, which commenced in mid-June 2020.

In April 2020, the MALT Joint Venture secured new charters for the Arwa Spirit and the Methane Spirit for periods of 12 and eight months, respectively. The new charters commenced upon completion and in direct continuation of their existing charters in May and July 2020, respectively.

Operating Results

The following table highlights certain financial information for Teekay LNG’s segments: the Liquefied Natural Gas Segment, the Liquefied Petroleum Gas Segment and until the sale of our last conventional tanker in October 2019, the Conventional Tanker Segment (please refer to the “Teekay LNG’s Fleet” section of this release below and Appendices D and E for further details).

	Three Months Ended
	June 30, 2020				June 30, 2019
(in thousands of U.S. Dollars)	(unaudited)				(unaudited)
	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Conventional Tanker Segment	Total	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Conventional Tanker Segment	Total
GAAP FINANCIAL COMPARISON
Voyage revenues	137,822	10,383	—	148,205	141,833	8,858	2,369	153,060
Income from vessel operations	69,232	357	—	69,589	73,933	311	433	74,677
Equity income (loss)	27,795	4,360	—	32,155	3,377	(1,639)	—	1,738
NON-GAAP FINANCIAL COMPARISON
Consolidated adjusted EBITDA(i)	103,190	1,420	—	104,610	111,109	2,341	602	114,052
Adjusted EBITDA from equity-accounted vessels(i)	75,824	11,906	—	87,730	40,095	7,922	—	48,017
Total adjusted EBITDA(i)	179,014	13,326	—	192,340	151,204	10,263	602	162,069

(i)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under GAAP.

Liquefied Natural Gas Segment

Income from vessel operations and consolidated adjusted EBITDA(1) for the liquefied natural gas segment for the three months ended June 30, 2020, compared to the same quarter of the prior year, decreased primarily by a reduction in earnings upon the sales of the WilForce and WilPride LNG carriers in January 2020. This decrease was partially offset by fewer off-hire days in the second quarter of 2020 due to scheduled dry dockings for certain of the Partnership's LNG carriers.

Equity income and adjusted EBITDA from equity-accounted vessels(1) for the liquefied natural gas segment for the three months ended June 30, 2020, compared to the same quarter of the prior year, increased primarily due to: the deliveries of four ARC7 LNG carrier newbuildings between June and December 2019 to the Partnership’s 50 percent-owned joint venture with China LNG Shipping (Holdings) Limited (Yamal LNG Joint Venture); commencement of terminal use payments in January 2020 to the Partnership's 30 percent-owned joint venture with National Oil & Gas Authority, Gulf Investment Corporation and Samsung C&T (the Bahrain LNG Joint Venture); higher earnings from the MALT Joint Venture as a result of the one-year charter contracts that were secured at higher rates for the Arwa Spirit and Marib Spirit in June and July 2019, respectively; and fewer off-hire days due to scheduled dry dockings and main engine overhauls for certain vessels in the second quarter of 2019.

Liquefied Petroleum Gas Segment

Income from vessel operations and consolidated adjusted EBITDA(1) for the liquefied petroleum gas segment for the three months ended June 30, 2020, compared to the same quarter of the prior year, was relatively stable.

Equity income (loss) and adjusted EBITDA from equity-accounted vessels(1) for the liquefied petroleum gas segment for the three months ended June 30, 2020, compared to the same quarter of the prior year, were positively impacted by higher LPG rates earned and fewer off-hire days in the Partnership’s 50 percent-owned LPG joint venture with Exmar NV (the Exmar LPG Joint Venture).

Conventional Tanker Segment

There were no results from vessel operations for the conventional tanker segment for the three months ended June 30, 2020, as the last of the Partnership's conventional tankers, the Toledo Spirit and Alexander Spirit, were sold in January and October of 2019, respectively.

(1) These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under GAAP.

Teekay LNG's Fleet
The following table summarizes the Partnership’s fleet as of August 1, 2020. In addition, the Partnership owns a 30 percent interest in a regasification terminal in Bahrain.

Number of Vessels
Owned and In-Chartered Vessels(i)
LNG Carrier Fleet	47(ii)
LPG/Multi-gas Carrier Fleet	30(iii)
Total	77

(i)	Includes vessels leased by the Partnership from third parties and accounted for as finance leases.

(ii)	The Partnership’s ownership interests in these vessels range from 20 percent to 100 percent.

(iii)	The Partnership’s ownership interests in these vessels range from 50 percent to 100 percent.

Liquidity

As of June 30, 2020, the Partnership had total liquidity of $306.3 million (comprised of $226.3 million in cash and cash equivalents and $80.0 million in undrawn credit facilities).

Conference Call

The Partnership plans to host a conference call on Thursday, August 13, 2020 at 1:00 p.m. (ET) to discuss the results for the second quarter of 2020. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

▪	By dialing 1 (800) 367-2403 or 1 (647) 490-5367, if outside North America, and quoting conference ID code 9339565.

▪	By accessing the webcast, which will be available on Teekay LNG’s website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying Second Quarter of 2020 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay LNG Partners L.P.

Teekay LNG Partners is one of the world's largest independent owners and operators of LNG carriers, providing LNG and LPG services primarily under long-term, fee-based charter contracts through its interests in 47 LNG carriers, 23 mid-size LPG carriers, and seven multi-gas carriers. The Partnership's ownership interests in these vessels range from 20 to 100 percent. In addition, the Partnership owns a 30 percent interest in an LNG regasification terminal. Teekay LNG Partners is a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors.
Teekay LNG Partners’ common units and preferred units trade on the New York Stock Exchange under the symbols “TGP”, “TGP PR A” and “TGP PR B”, respectively.
For Investor Relations
enquiries contact:

Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures

This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the SEC. These non-GAAP financial measures which include Adjusted Net Income Attributable to the Partners and Preferred Unitholders, Distributable Cash Flow, Total Adjusted Revenues and Adjusted EBITDA, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings across companies, and may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by management, and the Partnership believes that these supplementary metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Partnership across reporting periods and with other companies.
Non-GAAP Financial Measures
Total Adjusted Revenues represents the Partnership's voyage revenues from its consolidated vessels, as shown in the Partnership's Consolidated Statements of Income (Loss), and its proportionate ownership percentage of the voyage revenues from its equity-accounted joint ventures, as shown in Appendix E of this release, less the Partnership's proportionate share of voyage revenues earned directly from its equity-accounted joint ventures. Please refer to Appendix C and E of this release for a reconciliation of this non-GAAP financial measure to voyage revenues and equity income, the most directly comparable GAAP measures reflected in the Partnership’s consolidated financial statements. The Partnership's equity-accounted joint ventures are generally required to distribute all available cash to their owners. However, the timing and amount of dividends from each of the Partnership's equity-accounted joint ventures may not necessarily coincide with the operating cash flow generated from each respective equity-accounted joint venture. The timing and amount of dividends distributed by the Partnership's equity-accounted joint ventures are affected by the timing and amounts of debt repayments in the joint ventures, capital requirements of the joint ventures, as well as any cash reserves maintained in the joint ventures for operations, capital expenditures and/or as required under financing agreements.
Adjusted EBITDA represents net income (loss) before interest, taxes, and depreciation and amortization and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include unrealized credit loss adjustments, unrealized gains or losses on derivative instruments, foreign exchange gains or losses, adjustments for direct financing and sales-type leases to a cash basis, and certain other income or expenses. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as management, in assessing the Partnership's performance, views these gains or losses as an element of interest expense and realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments. Consolidated Adjusted EBITDA represents Adjusted EBITDA from vessels that are consolidated on the Partnership's financial statements. Adjusted EBITDA from Equity-Accounted Vessels represents the Partnership's proportionate share of Adjusted EBITDA from its equity-accounted vessels. The Partnership does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels is retained within the entity in which the Partnership holds the equity-accounted investments or distributed to the Partnership and other owners. In addition, the Partnership does not control the timing of any such distributions to the Partnership and other owners. Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendices C and E of this release for reconciliations of Adjusted EBITDA to net income and equity income, respectively, which are the most directly comparable GAAP measures reflected in the Partnership’s consolidated financial statements.
Adjusted Net Income Attributable to the Partners and Preferred Unitholders excludes items of income or loss from GAAP net income (loss) that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income, and refer to footnote (3) of the Consolidated Statements of Income (Loss) for a reconciliation of adjusted equity income to equity income, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

Distributable Cash Flow (DCF) represents GAAP net income (loss) adjusted for depreciation and amortization expense, deferred income tax and other non-cash items, estimated maintenance capital expenditures, unrealized gains and losses from non-designated derivative instruments, unrealized credit loss adjustments, distributions relating to equity financing of newbuilding installments, distributions relating to preferred units, adjustments for direct financing and sales-type leases to a cash basis, unrealized foreign currency exchange gains or losses, and the Partnership’s proportionate share of such items in its equity-accounted for investments. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. DCF is a quantitative standard used in the publicly-traded partnership investment community and by management to assist in evaluating financial performance. Please refer to Appendix B of this release for a reconciliation of this non-GAAP financial measure to net income, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

Teekay LNG Partners L.P.
Consolidated Statements of Income (Loss)
(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2020	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Voyage revenues	148,205	139,887	153,060	288,092	302,804

Voyage expenses	(5,329)	(2,317)	(6,023)	(7,646)	(11,798)
Vessel operating expenses	(28,407)	(26,104)	(27,457)	(54,511)	(53,558)
Time-charter hire expense	(5,368)	(5,922)	(3,080)	(11,290)	(8,671)
Depreciation and amortization	(31,629)	(32,639)	(35,338)	(64,268)	(69,464)
General and administrative expenses	(7,883)	(6,167)	(5,667)	(14,050)	(12,299)
Write-down of vessels(1)	—	(45,000)	—	(45,000)	—
Restructuring charges(2)	—	—	(818)	—	(2,976)
Income from vessel operations	69,589	21,738	74,677	91,327	144,038

Equity income(3)	32,155	373	1,738	32,528	7,316
Interest expense	(35,143)	(36,704)	(41,018)	(71,847)	(83,235)
Interest income	1,697	2,370	960	4,067	2,038
Realized and unrealized loss on non-designated derivative instruments(4)	(8,516)	(20,471)	(7,826)	(28,987)	(14,443)
Foreign currency exchange (loss) gain(5)	(11,624)	4,739	(7,243)	(6,885)	(7,974)
Other expense	(679)	(361)	(487)	(1,040)	(236)
Net income (loss) before income tax recovery (expense)	47,479	(28,316)	20,801	19,163	47,504
Income tax recovery (expense)	1,804	(2,512)	(1,749)	(708)	(4,327)
Net income (loss)	49,283	(30,828)	19,052	18,455	43,177

Non-controlling interest in net income	4,349	2,166	2,617	6,515	5,125
Preferred unitholders' interest in net income	6,425	6,425	6,425	12,850	12,850
General partner's interest in net income (loss)	713	(789)	200	(76)	504
Limited partners’ interest in net income (loss)	37,796	(38,630)	9,810	(834)	24,698
Limited partners' interest in net income (loss) per common unit:
• Basic	0.46	(0.50)	0.12	(0.01)	0.31
• Diluted	0.46	(0.50)	0.12	(0.01)	0.31
Weighted-average number of common units outstanding:
• Basic	82,197,665	77,071,647	78,603,636	79,629,623	78,600,342
• Diluted	82,262,235	77,071,647	78,685,537	79,629,623	78,682,263
Total number of common units outstanding at end of period	86,927,558	76,171,639	78,441,316	86,927,558	78,441,316

(1)
In the first quarter of 2020, the Partnership wrote-down six wholly-owned multi-gas carriers (the Pan Spirit, Unikum Spirit, Vision Spirit, Camilla Spirit, Sonoma Spirit and Cathinka Spirit) to their estimated fair values. The total impairment charge of $45.0 million related to these six multi-gas carriers is included in write-down of vessels for the three months ended March 31, 2020, and six months ended June 30, 2020.

(2)
In January 2019, the Toledo Spirit conventional tanker was sold and as a result of this sale, the Partnership recorded restructuring charges of $0.8 million and $3.0 million for the three and six months ended June 30, 2019, respectively.

(3)
The Partnership’s proportionate share of items within equity income as identified in Appendix A of this release is detailed in the table below. By excluding these items from equity income, the Partnership believes the resulting adjusted equity income is a normalized amount that can be used to better evaluate the financial performance of the Partnership’s equity-accounted investments. Adjusted equity income is a non-GAAP financial measure.

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2020	2020	2019	2020	2019
Equity income	32,155	373	1,738	32,528	7,316
Proportionate share of unrealized loss on non-designated interest rate swaps	3,806	22,204	5,102	26,010	9,462
Proportionate share of unrealized credit loss provision(a)	(423)	8,980	—	8,557	—
Proportionate share of other items	362	(539)	1,124	(177)	1,469
Equity income adjusted for items in Appendix A	35,900	31,018	7,964	66,918	18,247

(a) Related to adoption of new accounting standard ASC 326 on January 1, 2020.

(4)
The realized losses on non-designated derivative instruments relate to the amounts the Partnership actually paid to settle non-designated derivative instruments and the unrealized (losses) gains on non-designated derivative instruments relate to the change in fair value of such non-designated derivative instruments, as detailed in the table below:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2020	2020	2019	2020	2019
Realized losses relating to:
Interest rate swap agreements	(3,662)	(2,911)	(2,392)	(6,573)	(4,777)
Foreign currency forward contracts	—	(241)	—	(241)	—
	(3,662)	(3,152)	(2,392)	(6,814)	(4,777)
Unrealized (losses) gains relating to:
Interest rate swap agreements	(4,854)	(17,521)	(5,333)	(22,375)	(9,525)
Foreign currency forward contracts	—	202	(101)	202	(101)
Toledo Spirit time-charter derivative contract	—	—	—	—	(40)
	(4,854)	(17,319)	(5,434)	(22,173)	(9,666)
Total realized and unrealized losses on non-designated derivative instruments	(8,516)	(20,471)	(7,826)	(28,987)	(14,443)

(5) For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rates at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the Consolidated Statements of Income (Loss).

Foreign currency exchange (loss) gain includes realized (losses) gains relating to the amounts the Partnership paid to settle the Partnership’s non-designated cross currency swaps that were entered into as economic hedges in relation to the Partnership’s Norwegian Krone (NOK) denominated unsecured bonds. Foreign currency exchange gain (loss) also includes unrealized gains (losses) relating to the change in fair value of such derivative instruments and unrealized (losses) gain on the revaluation of the NOK bonds as detailed in the table below:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2020	2020	2019	2020	2019
Realized losses on cross-currency swaps	(1,430)	(1,817)	(1,087)	(3,247)	(2,521)
Realized losses on cross-currency swaps maturity	(33,844)	—	—	(33,844)	—
Realized gains on repayment of NOK bonds	33,844	—	—	33,844	—
Unrealized gains (losses) on cross currency swaps	45,881	(49,540)	(139)	(3,659)	(2,059)
Unrealized (losses) gains on revaluation of NOK bonds	(53,794)	53,973	(3,901)	179	(4,480)

Teekay LNG Partners L.P.
Consolidated Balance Sheets
(in thousands of U.S. Dollars)

	As at June 30,	As at March 31,	As at December 31,
	2020	2020	2019
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	226,328	312,710	160,221
Restricted cash – current	11,544	37,032	53,689
Accounts receivable	9,694	10,592	13,460
Prepaid expenses	10,891	7,780	6,796
Current portion of derivative assets	—	—	355
Current portion of net investments in direct financing and sale-type leases	14,014	13,740	273,986
Advances to affiliates	3,025	5,474	5,143
Other current assets	237	237	238
Total current assets	275,733	387,565	513,888

Restricted cash – long-term	54,603	76,496	39,381

Vessels and equipment
At cost, less accumulated depreciation	1,256,434	1,272,433	1,335,397
Vessels related to finance leases, at cost, less accumulated depreciation	1,675,168	1,686,634	1,691,945
Operating lease right-of-use asset	27,568	30,882	34,157
Total vessels and equipment	2,959,170	2,989,949	3,061,499
Investments in and advances to equity-accounted joint ventures	1,082,346	1,065,389	1,155,316
Net investments in direct financing and sales-type leases	525,812	529,943	544,823
Other assets	17,633	16,169	14,738
Derivative assets	—	—	1,834
Intangible assets – net	38,938	41,152	43,366
Goodwill	34,841	34,841	34,841
Total assets	4,989,076	5,141,504	5,409,686

LIABILITIES AND EQUITY
Current
Accounts payable	4,270	1,633	5,094
Accrued liabilities	79,832	76,796	76,752
Unearned revenue	30,185	25,832	28,759
Current portion of long-term debt	295,282	328,384	393,065
Current obligations related to finance leases	70,955	70,455	69,982
Current portion of operating lease liabilities	13,681	13,524	13,407
Current portion of derivative liabilities	34,997	66,852	38,458
Advances from affiliates	18,271	8,372	7,003
Total current liabilities	547,473	591,848	632,520
Long-term debt	1,263,202	1,356,766	1,438,331
Long-term obligations related to finance leases	1,305,056	1,323,069	1,340,922
Long-term operating lease liabilities	13,887	17,357	20,750
Derivative liabilities	88,336	96,453	51,006
Other long-term liabilities	52,635	53,460	49,182
Total liabilities	3,270,589	3,438,953	3,532,711
Equity
Limited partners – common units	1,447,690	1,425,960	1,543,598
Limited partners – preferred units	285,159	285,159	285,159
General partner	45,868	47,839	50,241
Accumulated other comprehensive loss	(116,313)	(108,457)	(57,312)
Partners' equity	1,662,404	1,650,501	1,821,686
Non-controlling interest	56,083	52,050	55,289
Total equity	1,718,487	1,702,551	1,876,975
Total liabilities and total equity	4,989,076	5,141,504	5,409,686

Teekay LNG Partners L.P.
Consolidated Statements of Cash Flows
(in thousands of U.S. Dollars)

	Six Months Ended
	June 30,	June 30,
	2020	2019
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	18,455	43,177
Non-cash and non-operating items:
Unrealized loss on non-designated derivative instruments	22,173	9,666
Depreciation and amortization	64,268	69,464
Write-down of vessels	45,000	—
Unrealized foreign currency exchange loss including the effect of the settlement of cross currency swaps	3,660	4,727
Equity income, net of dividends received $14,852 (2019 – $17,274)	(17,676)	9,958
Amortization of deferred financing issuance costs included in interest expense	3,001	5,170
Other non-cash items	1,823	3,828
Change in non-cash operating assets and liabilities:
Receipts from direct financing and sales-type leases	267,463	6,050
Expenditures for dry docking	(1,927)	(6,335)
Other non-cash operating assets and liabilities	17,621	(28,827)
Net operating cash flow	423,861	116,878
FINANCING ACTIVITIES

Proceeds from issuance of long-term debt	446,650	126,263
Scheduled repayments of long-term debt and settlement of related swaps	(194,831)	(66,310)
Prepayments of long-term debt	(525,021)	(168,787)
Financing issuance costs	(2,601)	(989)
Proceeds from financing related to sales and leaseback of vessels	—	158,680
Scheduled repayments of obligations related to finance leases	(34,893)	(33,855)
Repurchase of common units	(15,635)	(12,056)
Cash distributions paid	(47,295)	(39,315)
Acquisition of non-controlling interest in certain of the Partnership's subsidiaries	(2,219)	—
Dividends paid to non-controlling interest	—	(55)
Net financing cash flow	(375,845)	(36,424)
INVESTING ACTIVITIES

Expenditures for vessels and equipment	(8,832)	(82,575)
Capital contributions and advances to equity-accounted joint ventures	—	(15,555)
Net investing cash flow	(8,832)	(98,130)
Increase (decrease) in cash, cash equivalents and restricted cash	39,184	(17,676)
Cash, cash equivalents and restricted cash, beginning of the period	253,291	222,864
Cash, cash equivalents and restricted cash, end of the period	292,475	205,188

Teekay LNG Partners L.P.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income
(in thousands of U.S. Dollars)

	Three Months Ended
	June 30,
	2020	2019
	(unaudited)	(unaudited)
Net income – GAAP basis	49,283	19,052
Less: Net income attributable to non-controlling interests	(4,349)	(2,617)
Net income attributable to the partners and preferred unitholders	44,934	16,435
Add (subtract) specific items affecting net income:
Restructuring charges(1)	—	818
Foreign currency exchange loss(2)	10,194	6,068
Unrealized losses on non-designated derivative instruments and other items from equity-accounted investees(3)	3,745	6,226
Unrealized losses on non-designated derivative instruments(4)	4,854	5,434
Other items	(1,619)	—
Non-controlling interests’ share of items above(5)	535	(546)
Total adjustments	17,709	18,000
Adjusted net income attributable to the partners and preferred unitholders	62,643	34,435

Preferred unitholders' interest in adjusted net income	6,425	6,425
General partner's interest in adjusted net income	1,044	560
Limited partners’ interest in adjusted net income	55,174	27,450
Limited partners’ interest in adjusted net income per common unit, basic	0.67	0.35
Weighted-average number of common units outstanding, basic	82,197,665	78,603,636

(1)	See Note 2 to the Consolidated Statements of Income (Loss) included in this release for further details.

(2)
Foreign currency exchange loss primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized losses on the cross currency swaps economically hedging the Partnership’s NOK bonds. This amount excludes the realized losses relating to the cross currency swaps for the NOK bonds. See Note 5 to the Consolidated Statements of Income (Loss) included in this release for further details.

(3)
Reflects the proportionate share of unrealized losses due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes and unrealized credit loss provision in the Partnership's equity-accounted investees. See Note 3 to the Consolidated Statements of Income (Loss) included in this release for further details.

(4)
Reflects the unrealized losses due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes. See Note 4 to the Consolidated Statements of Income (Loss) included in this release for further details.

(5)
Items affecting net income (loss) include items from the Partnership’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income (loss) are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of the other specific items affecting net income listed in the table.

Teekay LNG Partners L.P.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Distributable Cash Flow (DCF)
(in thousands of U.S. Dollars, except units outstanding and per unit data)

	Three Months Ended
	June 30,
	2020	2019
	(unaudited)	(unaudited)

Net income	49,283	19,052
Add:
Partnership’s share of equity-accounted joint ventures' DCF net of estimated maintenance capital expenditures(1)	42,725	16,056
Depreciation and amortization	31,629	35,338
Foreign currency exchange loss	10,194	6,068
Unrealized loss on non-designated derivative instruments	4,854	5,434
Direct finance and sale-type lease payments received in excess of revenue recognized and other adjustments	3,392	4,037
Deferred income tax and other non-cash items	531	116
Distributions relating to equity financing of newbuildings	—	1,099
Less:
Distributions relating to preferred units	(6,425)	(6,425)
Estimated maintenance capital expenditures	(14,513)	(17,397)
Equity income	(32,155)	(1,738)
Distributable Cash Flow before non-controlling interest	89,515	61,640
Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(6,345)	(5,310)
Distributable Cash Flow	83,170	56,330
Amount of cash distributions attributable to the General Partner	(411)	(304)
Limited partners' Distributable Cash Flow	82,759	56,026
Weighted-average number of common units outstanding, basic	82,197,665	78,603,636
Distributable Cash Flow per limited partner common unit	1.03	0.71

(1)
The estimated maintenance capital expenditures relating to the Partnership’s share of equity-accounted joint ventures were $15.2 million and $10.8 million for the three months ended June 30, 2020 and 2019, respectively.

Teekay LNG Partners L.P.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Total Adjusted Revenues and Total Adjusted EBITDA
(in thousands of U.S. Dollars)

	Three Months Ended
	June 30,
	2020	2019
	(unaudited)	(unaudited)
Voyage revenues	148,205	153,060
Partnership's proportionate share of voyage revenues from its equity-accounted joint ventures (See Appendix E)	111,365	73,391
Less the Partnership’s proportionate share of voyage revenues earned directly from its equity-accounted joint ventures	(5,569)	(4,525)
Total adjusted revenues	254,001	221,926

	Three Months Ended
	June 30,
	2020	2019
	(unaudited)	(unaudited)
Net income	49,283	19,052
Depreciation and amortization	31,629	35,338
Interest expense, net of interest income	33,446	40,058
Income tax (recovery) expense	(1,804)	1,749
EBITDA	112,554	96,197

Add (subtract) specific income statement items affecting EBITDA:
Foreign currency exchange loss	11,624	7,243
Other expense	679	487
Equity income	(32,155)	(1,738)
Realized and unrealized loss on derivative instruments	8,516	7,826
Direct finance and sale-type lease payments received in excess of revenue recognized and other adjustments	3,392	4,037
Consolidated adjusted EBITDA	104,610	114,052
Adjusted EBITDA from equity-accounted vessels (See Appendix E)	87,730	48,017
Total adjusted EBITDA	192,340	162,069

Teekay LNG Partners L.P.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Consolidated Adjusted EBITDA by Segment
(in thousands of U.S. Dollars)

	Three Months Ended June 30, 2020
	(unaudited)
	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	137,822	10,383	—	148,205
Voyage expenses	(806)	(4,523)	—	(5,329)
Vessel operating expenses	(24,599)	(3,808)	—	(28,407)
Time-charter hire expense	(5,368)	—	—	(5,368)
Depreciation and amortization	(30,566)	(1,063)	—	(31,629)
General and administrative expenses	(7,251)	(632)	—	(7,883)
Income from vessel operations	69,232	357	—	69,589
Depreciation and amortization	30,566	1,063	—	31,629
Direct finance and sales-type lease payments received in excess of revenue recognized and other adjustments	3,392	—	—	3,392
Consolidated adjusted EBITDA	103,190	1,420	—	104,610

	Three Months Ended June 30, 2019
	(unaudited)
	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	141,833	8,858	2,369	153,060
Voyage (expenses) recoveries	(3,484)	(2,542)	3	(6,023)
Vessel operating expenses	(23,146)	(3,630)	(681)	(27,457)
Time-charter hire expense	(3,080)	—	—	(3,080)
Depreciation and amortization	(33,139)	(2,030)	(169)	(35,338)
General and administrative expenses	(5,051)	(345)	(271)	(5,667)
Restructuring charges	—	—	(818)	(818)
Income from vessel operations	73,933	311	433	74,677
Depreciation and amortization	33,139	2,030	169	35,338
Direct finance and sales-type lease payments received in excess of revenue recognized and other adjustments	4,037	—	—	4,037
Consolidated adjusted EBITDA	111,109	2,341	602	114,052

Teekay LNG Partners L.P.
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA from Equity-Accounted Vessels
(in thousands of U.S. Dollars)

	Three Months Ended
	June 30, 2020		June 30, 2019
	(unaudited)		(unaudited)
	At	Partnership's	At	Partnership's
	100%	Portion(1)	100%	Portion(1)
Voyage revenues	258,426	111,365	172,632	73,391
Voyage expenses	(1,360)	(638)	(4,502)	(2,196)
Vessel operating expenses, time-charter hire expenses and general and administrative expenses	(72,316)	(31,551)	(63,879)	(27,992)
Depreciation and amortization	(25,123)	(12,530)	(28,551)	(13,741)
Income from vessel operations of equity-accounted vessels	159,627	66,646	75,700	29,462
Net interest expense	(73,082)	(29,351)	(52,929)	(21,254)
Income tax recovery (expense)	225	110	(670)	(246)
Other items including realized and unrealized losses on derivative instruments and unrealized credit loss provision(2)	(17,786)	(5,250)	(18,764)	(6,224)
Net income / equity income of equity-accounted vessels	68,984	32,155	3,337	1,738
Net income / equity income of equity-accounted LNG vessels	60,105	27,795	6,455	3,377
Net income (loss) / equity income (loss) of equity-accounted LPG vessels	8,879	4,360	(3,118)	(1,639)

Net income / equity income of equity-accounted vessels	68,984	32,155	3,337	1,738
Depreciation and amortization	25,123	12,530	28,551	13,741
Net interest expense	73,082	29,351	52,929	21,254
Income tax recovery (expense)	(225)	(110)	670	246
EBITDA from equity-accounted vessels	166,964	73,926	85,487	36,979

Add (subtract) specific income statement items affecting EBITDA:
Other items including realized and unrealized losses on derivative instruments and unrealized credit loss provision	17,786	5,250	18,764	6,224
Direct finance and sale-type lease payments received in excess of revenue recognized	26,381	9,499	16,131	5,759
Amortization of in-process contracts	(1,738)	(945)	(1,736)	(945)
Adjusted EBITDA from equity-accounted vessels	209,393	87,730	118,646	48,017
Adjusted EBITDA from equity-accounted LNG vessels	185,577	75,824	102,799	40,095
Adjusted EBITDA from equity-accounted LPG vessels	23,816	11,906	15,847	7,922

(1)
The Partnership's equity-accounted vessels for the three months ended June 30, 2020 and 2019 include: the Partnership’s 40 percent ownership interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 50 percent ownership interest in the Partnership’s joint venture with Exmar NV (the Excalibur Joint Venture), which owns one LNG carrier; the Partnership’s 33 percent ownership interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent ownership interest in the MALT Joint Venture, which owns six LNG carriers; the Partnership’s 50 percent ownership interest in Exmar LPG BVBA, which owns and in-charters 23 LPG carriers as at June 30, 2020, compared to 22 owned and in-chartered LPG carriers as at June 30, 2019; the Partnership’s ownership interest ranging from 20 to 30 percent in four LNG carriers as at June 30, 2020 chartered to Shell (the Pan Union Joint Venture); the Partnership’s 50 percent ownership interest in six ARC7 LNG carriers in the Yamal LNG Joint Venture as at June 30, 2020, compared to three ARC7 LNG carriers and three ARC7 LNG carrier newbuildings as at June 30, 2019; and the Partnership's 30 percent ownership interest in the Bahrain LNG Joint Venture, which owns an LNG receiving and regasification terminal in Bahrain.

(2)	Unrealized credit losses relate to the Partnership's adoption of ASC 326 on January 1, 2020.

Teekay LNG Partners L.P.
Appendix F - Summarized Financial Information of Equity-Accounted Joint Ventures
(in thousands of U.S. Dollars)

	As at June 30, 2020		As at December 31, 2019
	(unaudited)		(unaudited)
	At	Partnership's	At	Partnership's
	100%	Portion(1)	100%	Portion(1)
Cash and restricted cash, current and non-current	552,035	230,274	509,065	210,736
Other current assets	85,740	34,986	62,566	27,719
Property, plant and equipment, including owned vessels, vessels related to finance leases and operating lease right-of-use assets	2,020,188	1,031,717	3,112,349	1,375,570
Net investments in sales-type and direct financing leases, current and non-current	5,464,583	2,107,966	4,589,139	1,856,709
Other non-current assets	68,602	45,075	50,967	41,015
Total assets	8,191,148	3,450,018	8,324,086	3,511,749

Current portion of long-term debt and obligations related to finance leases and operating leases	548,893	250,659	315,247	136,573
Current portion of derivative liabilities	65,839	26,967	34,618	13,658
Other current liabilities	143,828	57,774	153,816	66,224
Long-term debt and obligations related to finance leases and operating leases	4,661,614	1,865,877	5,026,123	2,041,595
Shareholders' loans, current and non-current	346,969	128,422	346,969	126,546
Derivative liabilities	327,015	131,459	162,640	66,060
Other long-term liabilities	62,864	31,139	64,196	32,323
Equity	2,034,126	957,721	2,220,477	1,028,770
Total liabilities and equity	8,191,148	3,450,018	8,324,086	3,511,749

Investments in equity-accounted joint ventures		957,721		1,028,770
Advances to equity-accounted joint ventures		128,422		126,546
Credit loss provision(2)		(3,797)		—
Investments in and advances to equity-accounted joint ventures		1,082,346		1,155,316

(1)
The Partnership's equity-accounted vessels as at June 30, 2020 and December 31, 2019 include: the Partnership’s 40 percent ownership interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 50 percent ownership interests in the Excalibur Joint Venture, which owns one LNG carrier; the Partnership’s 33 percent ownership interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent ownership interest in the MALT Joint Venture, which owns six LNG carriers; the Partnership’s 50 percent ownership interest in Exmar LPG BVBA, which owns and in-charters 23 LPG carriers; the Partnership’s ownership interest ranging from 20 percent to 30 percent in four LNG carriers as at June 30, 2020 chartered to Shell in the Pan Union Joint Venture; the Partnership’s 50 percent ownership interest in six ARC7 LNG carriers in the Yamal LNG Joint Venture; and the Partnership's 30 percent ownership interest in the Bahrain LNG Joint Venture, which owns an LNG receiving and regasification terminal in Bahrain.

(2)	Unrealized credit losses relate to the Partnership's adoption of ASC 326 on January 1, 2020.

Forward-Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements, among other things, regarding: the impact of COVID-19 and related global events on the Partnership's operations and cash flows; the Partnership’s ability to achieve previously disclosed financial guidance for 2020; fixed charter coverage for the Partnership's LNG fleet for the remainder of 2020 and 2021; the Partnership's ability to complete remaining crew changes and anticipated timing thereof; the timing of the new commercial management agreement for the Partnership's seven wholly-owned multi-gas vessels; the Partnership's operational performance and cost competitiveness, including the Partnership’s ability to derive benefits from its economies of scale; expected reductions in the Partnership’s interest costs as it continues to reduce its debt levels; and the continued performance of the Partnership's and its joint ventures' charter contracts. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of LNG or LPG, either generally or in particular regions; changes in trading patterns or timing of start-up of new LNG liquefaction and regasification projects significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts of existing vessels in the Partnership's fleet; higher than expected costs and expenses, including as a result of off-hire days or dry-docking requirements; general market conditions and trends, including spot, multi-month and multi-year charter rates; inability of customers of the Partnership or any of its joint ventures to make future payments under contracts; potential further delays to the formal commencement of commercial operations of the Bahrain Regasification Terminal; the inability of the Partnership to renew or replace long-term contracts on existing vessels; potential lack of cash flow to reduce balance sheet leverage or of excess capital available to allocate towards returning capital to unitholders; and other factors discussed in Teekay LNG Partners’ filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2019. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.